UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Fluidigm Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

34385P108
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34385P108	SCHEDULE 13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 402,477
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 402,477
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,477
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.53%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 34385P108	SCHEDULE 13G	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,416,871
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,416,871
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,416,871
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.46%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 34385P108	SCHEDULE 13G	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer:

Fluidigm Corporation

(b) Address of Issuer’s Principal Executive Offices:

2 Tower Place

Suite 2000

South San Francisco, California 94080

Item 2.	(a) Name of Person Filing:

OrbiMed Advisors LLC

OrbiMed Capital LLC

(b) Address of Principal Business Office:

601 Lexington Avenue, 54th Floor

New York, NY 10022

(c) Citizenship:

Please refer to Item 4 on each cover page for each Reporting Person.

(d) Title of Class of Securities:

Common Stock, Par Value $0.001 Per Share

(e) CUSIP No.:

34385P108

CUSIP No. 34385P108	SCHEDULE 13G	Page 5 of 8 Pages

Item 3. OrbiMed Advisors LLC (“Advisors”) and OrbiMed Capital LLC (“Capital”) are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E).

CUSIP No. 34385P108	SCHEDULE 13G	Page 6 of 8 Pages

Item 4. Ownership:

Information with respect to the Reporting Person’s ownership as of December 31, 2021 is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 34385P108	SCHEDULE 13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member

OrbiMed Capital LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member